UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024.

2.	Earnings Release for Q3 2024.

Item 1

Millicom International Cellular S.A.

For the three and nine-month periods ended September 30, 2024

November 7, 2024

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

Unaudited interim condensed consolidated statement of income for the three and nine-month periods ended September 30, 2024

in millions of U.S. dollars except per share data	Notes	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023
Continuing Operations
Revenue	5	4,376	4,186	1,431	1,424
Equipment, programming and other direct costs		(1,076)	(1,115)	(341)	(363)
Operating expenses	15	(1,449)	(1,516)	(504)	(528)
Depreciation		(696)	(726)	(222)	(245)
Amortization		(241)	(269)	(78)	(92)
Share of profit in Honduras joint venture	8	39	32	14	10
Other operating income (expenses), net		16	7	—	3
Operating profit		968	597	300	209
Interest and other financial expenses	11	(550)	(530)	(175)	(182)
Interest and other financial income		40	15	9	6
Other non-operating (expenses) income, net	6	(26)	30	(10)	3
Profit (loss) from other joint ventures and associates, net		—	(3)	—	—
Profit before taxes from continuing operations		432	109	123	36
Tax expense		(214)	(202)	(66)	(61)
Profit (loss) from continuing operations		218	(92)	57	(25)
Profit (loss) from discontinued operations, net of tax	4	—	4	—	4
Net profit (loss) for the period		217	(88)	57	(20)

Attributable to:
Owners of the Company		221	(19)	51	—
Non-controlling interests		(4)	(69)	6	(20)

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share)	7	1.29	(0.11)	0.30	—
Diluted ($ per share)	7	1.28	(0.11)	0.30	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

Unaudited interim condensed consolidated statement of comprehensive income for the three and nine-month periods ended September 30, 2024

in millions of U.S. dollars	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023
Net profit (loss) for the period	217	(88)	57	(20)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	19	21	11	1
Change in value of cash flow hedges, net of tax effects	(2)	(10)	—	2
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	—	(1)	—	(1)
Total comprehensive income (loss) for the period	234	(78)	69	(18)

Attributable to:
Owners of the Company	229	—	63	5
Non-controlling interests	5	(79)	6	(23)

Total comprehensive income (loss) for the period arises from:
Continuing operations	235	(83)	69	(23)
Discontinued operations	—	4	—	4

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

Unaudited interim condensed consolidated statement of financial position as at September 30, 2024

in millions of U.S. dollars	Notes	September 30, 2024	December 31, 2023
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	10	6,820	7,785
Property, plant and equipment, net	9	2,721	3,107
Right of use assets, net		885	896
Investment in Honduras joint venture	8	610	576
Contract costs, net		12	12
Deferred tax assets		140	141
Other non-current assets		84	84
TOTAL NON-CURRENT ASSETS		11,272	12,601

CURRENT ASSETS
Inventories		60	45
Trade receivables, net		408	443
Contract assets, net		77	82
Amounts due from non-controlling interests, associates and joint ventures		16	12
Derivative financial instruments	13	7	6
Prepayments and accrued income		216	168
Current income tax assets		88	118
Supplier advances for capital expenditure		12	21
Other current assets		156	190
Restricted cash		51	56
Cash and cash equivalents		803	775
TOTAL CURRENT ASSETS		1,894	1,915
Assets held for sale		901	—
TOTAL ASSETS		14,067	14,516

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

Unaudited interim condensed consolidated statement of financial position as at September 30, 2024 (continued)

in millions of U.S. dollars	Notes	September 30, 2024	December 31, 2023
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,322	1,334
Treasury shares		(12)	(8)
Other reserves		(525)	(500)
Retained profits		2,800	2,785
Net profit/ (loss) for the period/year attributable to owners of the Company		221	(82)
Equity attributable to owners of the Company		3,806	3,529
Non-controlling interests		(79)	(84)
TOTAL EQUITY		3,727	3,445

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	5,929	6,476
Lease liabilities		891	854
Derivative financial instruments	13	43	46
Amounts due to non-controlling interests, associates and joint ventures		67	12
Payables and accruals for capital expenditure	10	89	885
Provisions and other non-current liabilities		294	330
Deferred tax liabilities		142	140
TOTAL NON-CURRENT LIABILITIES		7,454	8,742

CURRENT LIABILITIES
Debt and financing	11	243	221
Lease liabilities		189	189
Put option liability	13	—	86
Payables and accruals for capital expenditure		202	314
Other trade payables		277	390
Amounts due to non-controlling interests, associates and joint ventures		102	62
Accrued interest and other expenses		491	444
Current income tax liabilities		93	93
Contract liabilities		127	156
Provisions and other current liabilities		313	374
TOTAL CURRENT LIABILITIES		2,038	2,329
Liabilities directly associated with assets held for sale		847	—
TOTAL LIABILITIES		10,340	11,071
TOTAL EQUITY AND LIABILITIES		14,067	14,516

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2024

in millions of U.S. dollars	Notes	September 30, 2024	September 30, 2023
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		432	109
Profit before taxes from discontinued operations	4	—	4
Profit before taxes		432	114
Adjustments to reconcile to net cash:
Interest expense on leases		92	88
Interest expense on debt and other financing		458	442
Interest and other financial income		(40)	(15)
Adjustments for non-cash items:
Depreciation and amortization		938	996
Share of profit in Honduras joint venture	8	(39)	(32)
Gain on disposal and impairment of assets, net		(16)	(7)
Share-based compensation		43	41
Loss from other associates and joint ventures, net		—	3
Other non-operating (income) expenses, net	6	26	(30)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		1	(191)
Decrease (increase) in inventories		(16)	(10)
Increase (decrease) in trade and other payables, net		(72)	(16)
Changes in contract assets, liabilities and costs, net		(37)	74
Total changes in working capital		(125)	(144)
Interest paid on leases		(91)	(86)
Interest paid on debt and other financing		(392)	(380)
Interest received		37	13
Taxes paid		(174)	(177)
Net cash provided by operating activities		1,149	826
Cash flows from investing activities (including discontinued operations):
Proceeds from disposal of equity investments		5	—
Purchase of spectrum and licenses	10	(109)	(113)
Purchase of other intangible assets	10	(95)	(128)
Purchase of property, plant and equipment	9	(372)	(599)
Proceeds from sale of property, plant and equipment	9	54	11
Dividends and dividend advances received from joint ventures and associates		49	58
Settlement of derivative financial instruments	13	—	(23)
Transfer (to) / from pledge deposits, net		5	(5)
Loans granted within the Tigo Money lending activity, net		(2)	(3)
Cash (used in) provided by other investing activities, net		18	14
Net cash used in investing activities		(447)	(790)

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024
Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2024 (continued)
in millions of U.S. dollars	Notes	September 30, 2024	September 30, 2023
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	543	114
Repayment of debt and other financing	11	(994)	(306)
Lease capital repayment		(154)	(129)
Share repurchase program	15	(65)	—
Net cash from (used in) financing activities		(670)	(320)
Exchange impact on cash and cash equivalents, net		(4)	3
Net increase (decrease) in cash and cash equivalents		28	(280)
Cash and cash equivalents at the beginning of the year		775	1,039
Cash and cash equivalents at the end of the period		803	759

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

Unaudited interim condensed consolidated statements of changes in equity for the nine-month period ended September 30, 2024

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2022	172,096	(1,213)	258	1,085	(47)	2,868	(559)	3,605	29	3,634
Total comprehensive income/ (loss) for the period	—	—	—	—	—	(19)	19	—	(79)	(78)
Purchase of treasury shares	—	(218)	—	—	(9)	5	—	(3)	—	(3)
Transfer to legal reserve(ii)	—	—	—	—	—	(2)	2	—		—
Share based compensation	—	—	—	—	—	—	40	40	1	41
Issuance of shares under share-based payment schemes	—	1,059	—	(7)	41	(3)	(31)	1	—	1
Effect of the buy-out of non-controlling interests in Panama	—	—	—	—	—	(1)	—	(1)	—	—
Balance on September 30, 2023	172,096	(372)	258	1,079	(15)	2,849	(528)	3,643	(49)	3,593

Balance on December 31, 2023	172,096	(370)	258	1,076	(9)	2,703	(500)	3,529	(84)	3,445
Total comprehensive income/ (loss) for the period	—	—	—	—	—	221	8	229	5	234
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Transfer to legal reserve	—	—	—	—	—	(8)	8	—	—	—
Purchase of treasury shares(ii)	—	(2,183)	—	—	(42)	1	—	(41)	—	(41)
Share based compensation	—	—	—	—	—	—	42	42	—	43
Share based cancellation	—	—	—	—	—	—	(34)	(34)	—	(34)
Issuance of shares under share-based payment schemes	—	1,954	—	(12)	38	24	(50)	1	—	1
Put Option reserve reversal (iii)	—	—	—	—	—	79	—	79	—	79
Balance on September 30, 2024	172,096	(599)	258	1,064	(12)	3,021	(525)	3,806	(79)	3,727

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at September 30, 2024, $529 million (2023: $489 million) are not distributable to equity holders.

(ii)	During the nine-month period ended September 30, 2024, Millicom repurchased 1,717,276 shares for a total amount of $32 million and withheld approximately 465,973 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2023: 218,178 shares withheld).

(iii)	See note 13 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

Notes to the unaudited interim condensed consolidated financial statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On November 6, 2024, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2023 consolidated financial statements, except for the changes described in items III below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

◦	Amendments to IFRS 16 'Leases: Lease Liability in a Sale and Leaseback': The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction when the terms include variable lease payments, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

◦	Amendments to IAS 1, 'Presentation of Financial Statements': These amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period.

◦	Amendments to IAS 7, 'Statement of Cash Flows' and IFRS 7, 'Financial Instruments: Disclosures: Supplier Finance Arrangements': These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis.

The following changes to standards are effective for annual periods starting on January 1, 2025 and their potential impact on the Group consolidated financial statements is currently being assessed by management:

◦	Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates': Lack of Exchangeability (not yet endorsed by the EU): These amendments help entities to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use when it is not.

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The following standards and amendments are effective for annual periods starting on January 1, 2026 (Amendments to IFRS 9, IFRS 7 and Annual Improvements) or January 1, 2027 (IFRS 18) and their potential impact on the Group consolidated financial statements is currently being assessed by management:

◦	Amendments to IFRS 9 and IFRS 7 (not yet endorsed by the EU): Amendments to IFRS 9 are clarifications to the classification and measurement of financial instruments (such as clarifications on derecognition of financial liabilities, among others). Amendments to IFRS 7 include additional disclosures requirements (such as those for financial instruments with contingent features, among others).

◦	Annual Improvements to IFRS Standards, affecting IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7 (not yet endorsed by the EU).

◦	IFRS 18, 'Presentation and Disclosure in Financial Statements' (not yet endorsed by the EU): IFRS 18 will replace IAS 1. Its aim is to improve the usefulness of information presented and disclosed in financial statements, giving investors more transparent and comparable information about companies' financial performance.

III.	Change in accounting estimates

Effective in 2024, we revised the estimated useful lives of our fiber optic network assets and related equipment/software. this is considered a change in accounting estimate under IAS 8.

◦	Fiber Optic Network: Useful life increased from 15 years to 25 years

◦	Related equipment/Software: Useful life range increased to 5-10 years (previously 5-7 years for equipment and 5 years for software)

This change is applied prospectively, meaning there is no impact on financial statements for prior periods. Fully depreciated assets remain fully depreciated; their cost will not be reset.

For the full year 2024, this change is expected to decrease depreciation expense by approximately $48 million compared to what the depreciation charge would have been using previous estimated useful lives. Estimating the impact on future years is impractical.

While the change also affects lease right-of-use assets and asset retirement obligation provisions, the impact on these areas is considered immaterial.

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions or disposals for the nine-month period ended September 30, 2024

There were no material acquisitions or disposals during the nine-month period ended September 30, 2024.

On August 1, 2024, we signed a binding agreement with Liberty Latin America to combine our operations in Costa Rica in a cashless merger in which Millicom would retain a minority equity ownership of approximately 14%. The transaction is subject to closing conditions, including regulatory approvals and is expected to close in H2 2025. Hence, as of September 30, 2024 the transaction is still not meeting the IFRS 5: "Non-current Assets Held for Sale and Discontinued Operations" criteria

On July 31, 2024, Millicom announced that it has signed a non-binding memorandum of understanding with Telefonica for the potential acquisition of Telefonica’s stake in Telefonica Colombia (Coltel), as part of a broader intended combination of Coltel and TigoUne, Millicom's 50%-owned operation in Colombia. Millicom intends to offer to purchase La Nación’s and other minority interests in Coltel for cash at the same purchase price per share offered to Telefonica, as well as Empresas Públicas de Medellin’s (EPM) 50% interest in TigoUne for cash at a valuation multiple comparable to the one implied by the Coltel acquisition. The total investment by Millicom would be approximately $1 billion, and the transaction would be subject to negotiation of definitive agreements and receipt of regulatory approvals.

Acquisitions or disposals in 2023

There were no material acquisitions or disposals during the year ended December 31, 2023.

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets held for sale - Summary

Assets and liabilities reclassified as held for sale (In millions of U.S. dollars)	September 30, 2024	December 31, 2023
Towers sale in Colombia related to the third batch	1	—
Mobile network sharing agreement in Colombia	900	—
Total assets of held for sale	901	—
Towers sale in Colombia related to the third batch	1	—
Mobile network sharing agreement in Colombia	846
Total liabilities directly associated with assets held for sale	847	—
Net assets held for sale / book value	54	—

Assets held for sale - Towers sales in Colombia

On January 24, 2024, Colombia Movil S.A. ESP (“Tigo Colombia”) signed an agreement to sell and lease back, under a long-term lease agreement, 1,132 telecommunication towers to Towernex Colombia S.A.S. (“Towernex”), a KKR company. The total sale consideration amounts to $77 million, out of which $26 million will be received in subsequent years. Under IFRS 16, this transaction is considered a sale and leaseback.

The transfer of the towers to Towernex consists of three batches, out of which two already completed:

▪	First batch (occurred on March 14, 2024): 759 towers were sold, generating net cash proceeds of $38 million, net of transaction costs and a $13 million receivable , for Tigo Colombia. The company also recorded lease obligations and a financing component totaling $48 million related to the towers sold and leased back.

▪	Second batch (occurred on September 4, 2024): 250 towers were sold, generating net cash proceeds of $13 million, net of transaction costs and a $4 million receivable, for Tigo Colombia. The company also recorded lease obligations and a financing component totaling $16 million related to the towers sold and leased back.

▪	Third batch (expected in first quarter of the financial year 2025): The remaining 123 towers are intended to be sold. In accordance with IFRS 5, the the towers remain classified as assets held for sale and their depreciation has stopped.

Assets held for sale - Mobile Network sharing agreement in Colombia

On February 26, 2024, Tigo Colombia and Telecomunicaciones S.A. ESP BIC (“ColTel”) signed an agreement to share their mobile networks. This collaboration is subject to certain third party approvals which are still in progress and will involve two new joint arrangements:

▪	A 'NetCo': This company will hold and manage the radio access network (RAN) infrastructure as well as the site lease agreements. Each operator will own 50% of NetCo.

▪	A 'Unión Temporal': This temporary joint arrangement will manage the spectrum licenses and related liabilities. Similarly, ownership will be split 50/50 between the two operators.

In accordance with IFRS 5, certain assets and related liabilities have been reclassified as "held for sale" and depreciation has been stopped for the following assets and liabilities:

▪	RAN assets (equipment used by NetCo);

▪	Spectrum licenses and related liabilities (managed by the Union Temporal)

The agreement between Tigo Colombia and ColTel does not currently include how they will handle site lease agreements. Because of this, the assets and liabilities related to these leases have not been classified as "held for sale" yet.

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

Discontinued operations - Tanzania

As per the sale agreement, the initial sale price (which is still subject to final price adjustment) was adjusted to consider some outstanding tax and legal contingencies which management believes is sufficient to cover any future claims on pre-closing matters. Should the price adjustments not be sufficient, Millicom might be liable and need to make additional provisions that are not covered by the latter. In addition, the agreement also provided an IPO adjustment clause which expired on April 5, 2024.

As of September 30, 2024, no additional provision have been made by management in respect of the aforementioned items.

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

5. SEGMENT INFORMATION

As further detailed in note 1, Millicom operates in a single region (Latin America), and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Bolivia, Paraguay, El Salvador, Nicaragua and Costa Rica.

During the third quarter of 2024, Millicom announced several organizational changes aimed at strengthening its connection with each country and enhancing its understanding of their unique circumstances. Following the recent appointment of a new Chief Executive Officer (CEO), the Group has streamlined its structure, ensuring that all General Managers of operations and Executive Team reports directly to him. This strategic shift reinforces the Group´s commitment to prioritizing the customer experience while fostering collaboration and nurturing its internal talent. By redefining its segments as individual countries since 2023 year-end, Millicom is better positioned to drive growth and achieve results more effectively across all markets. The Chief Executive Officer (CEO) together with the Group Chief Financial Officer (CFO) and the Chief Technology & Information Officer (CTIO) form the ‘Chief Operating Decision Maker’ (“CODM”).

Millicom´s CODM assesses performance and allocates resources, based on individual countries, which are its operating segments. The Honduras joint venture is reviewed by the CODM in a similar manner as for the Group’s controlled operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations below.

Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Compensation and Talent Committee also employs service revenue and EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and EBITDA to profit before taxes is provided below.

Before the organizational changes which took place in the second half of 2023 (as further explained in the 2023 Group's Annual Report), the Group reported a single segment, the Group Segment. As aforementioned, and since 2023 year-end, the Group considers the individual countries it operates in as its operating and reportable segments, and the below comparative information has been re-presented accordingly.

Revenue, Service revenue, EBITDA, capital expenditures and other segment information for the nine-month periods ended September 30, 2024, and 2023 are shown on the below:

Nine months ended September 30, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other reportable segments (v)	Total for reportable segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue(i)	1,039	1,025	528	452	434	404	650	4,531	(449)	4,082
Telephone and equipment revenue	159	28	47	4	25	14	42	319	(25)	294
Revenue	1,197	1,053	575	456	459	418	692	4,850	(474)	4,376
Inter-segment revenue	6	1	1	—	3	3	6	21	n/a	n/a
Revenue from external customers	1,191	1,051	573	456	456	415	686	4,829	n/a	n/a
EBITDA(ii)	652	404	264	195	224	201	298	2,238	(387)	1,851
Capital expenditures(iii)	135	72	56	42	47	42	79	474	(60)	414

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization, share of profit in Honduras joint venture and gains/losses on the disposal of fixed assets.

(iii)	Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions for the nine-month periods ended September 30, 2024 and 2023 can be reconciled with notes 9 and 10 for amounts of $355 million and $59 million respectively (2023: $472 million and $75 million, respectively).

(iv)	Includes intercompany eliminations, unallocated items and Honduras as a joint venture.

(iv)	Includes our operations in El Salvador, Nicaragua and Costa Rica

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

5. SEGMENT INFORMATION (Continued)

Nine months ended September 30, 2023 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other reportable segments (v)	Total for reportable segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue(i)	1,000	921	480	450	426	406	632	4,315	(440)	3,875
Telephone and equipment revenue	171	35	36	9	30	18	41	341	(30)	310
Revenue	1,171	956	515	459	456	424	673	4,656	(470)	4,186
Inter-segment revenue	6	2	2	—	4	2	5	21	n/a	n/a
Revenue from external customers	1,165	954	514	459	453	423	668	4,636	n/a	n/a
EBITDA(ii)	597	292	221	173	203	186	260	1,933	(378)	1,555
Capital expenditures(iii)	159	114	64	51	62	66	86	602	(55)	547

Three months ended September 30, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other reportable segments (v)	Total for reportable segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue(i)	350	331	170	152	145	133	214	1,494	(150)	1,344
Telephone and equipment revenue	50	9	8	1	7	4	14	94	(7)	87
Revenue	400	340	178	154	153	137	227	1,588	(158)	1,431
Inter-segment revenue	2	—	—	—	1	1	2	7	n/a	n/a
Revenue from external customers	397	340	177	154	152	136	226	1,581	n/a	n/a
EBITDA(ii)	220	133	84	66	79	65	100	747	(162)	585
Capital expenditures(iii)	53	28	22	22	19	17	27	188	(22)	166

Three months ended September 30, 2023 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other reportable segments (v)	Total for reportable segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue(i)	331	333	160	151	143	138	212	1,468	(148)	1,320
Telephone and equipment revenue	52	11	18	3	11	5	14	114	(11)	104
Revenue	383	344	179	153	154	143	226	1,583	(159)	1,424
Inter-segment revenue	2	1	—	—	1	1	2	7	n/a	n/a
Revenue from external customers	381	343	178	153	153	142	225	1,575	n/a	n/a
EBITDA(ii)	199	114	77	57	69	63	90	670	(137)	533
Capital expenditures(iii)	40	31	27	27	18	23	28	195	(15)	180

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

5. SEGMENT INFORMATION (Continued)

Reconciliation of EBITDA for reportable segments to the Group's profit before taxes from continuing operations:

(US$ millions)	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023
EBITDA for reportable segments	2,238	1,933	747	670
Depreciation	(696)	(726)	(222)	(245)
Amortization	(241)	(269)	(78)	(92)
Share of profit in Honduras joint venture	39	32	14	10
Other operating income (expenses), net	16	7	—	3
Interest and other financial expenses	(550)	(530)	(175)	(182)
Interest and other financial income	40	15	9	6
Other non-operating (expenses) income, net	(26)	30	(10)	3
Profit (loss) from other joint ventures and associates, net	—	(3)	—	—
Honduras as joint venture	(224)	(203)	(79)	(69)
Unallocated expenses and other reconciling items (i)	(163)	(175)	(84)	(68)
Profit before taxes from continuing operations	432	109	123	36

(i) The unallocated expenses are primarily related to centrally managed costs

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023
Change in fair value of derivatives (Note 13)	1	1	—	(1)
Exchange gains (losses), net	(28)	26	(10)	3
Other non-operating income (expenses), net	1	2	—	—
Total	(26)	30	(10)	3

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	221	(23)	51	(4)
Net profit (loss) attributable to equity holders from discontinued operations	—	4	—	4
Net profit (loss) attributable to all equity holders to determine the profit (loss) per share	221	(19)	51	—

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	171,332	171,269	171,345	171,613
Effect of dilutive share-based compensation plans	1,037	1,196	1,309	1,629
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	172,369	172,465	172,654	173,242

in U.S. dollars
Basic
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	1.29	(0.14)	0.30	(0.03)
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	—	0.03	—	0.03
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.29	(0.11)	0.30	—
Diluted
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	1.28	(0.14)	0.30	(0.03)
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	—	0.03	—	0.03
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.28	(0.11)	0.30	—

(i)	For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.

8. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our investments in joint ventures is comprised solely of Honduras.

At September 30, 2024, the equity accounted net assets of our joint venture in Honduras totaled $436 million (December 31, 2023: $382 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting).

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

8. INVESTMENTS IN JOINT VENTURES (Continued)

Out of these net assets, $3 million (December 31, 2023: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the nine-month period ended September 30, 2024, Millicom's joint venture in Honduras repatriated cash of $66 million under different forms (September 30, 2023: 75 million).

At September 30, 2024, Millicom had $164 million payable to Honduras joint venture which were mainly comprised of advances and cash pool balances (December 31, 2023: $68 million). In addition, as of September 30, 2024, Millicom had a total receivable from Honduras joint venture of $13 million, (December 31, 2023: $9 million) mainly corresponding to other operating receivables.

The table below summarizes the movements for the period in respect of the Honduras joint venture's carrying value:

in millions of U.S. dollars	2024 Honduras (i)
Opening Balance at January 1, 2024	576
Millicom's share of the results for the period	39
Currency exchange differences	(6)
Closing Balance at September 30, 2024	610

(i) Share of profit is recognized under ‘Share of profit in Honduras joint ventures’ in the statement of income for the period ended September 30, 2024.

9. PROPERTY, PLANT AND EQUIPMENT

During the nine-month period ended September 30, 2024, Millicom added property, plant and equipment for $355 million (September 30, 2023: $472 million) and received $54 million from disposal of property, plant and equipment (September 30, 2023: $11 million) including $51 million, net of transaction costs, proceeds from the sale and lease back transaction between Tigo Colombia and Towernex (see note 4).

10. INTANGIBLE ASSETS

During the nine-month period ended September 30, 2024, Millicom added intangible assets for $173 million of which $114 million related to spectrum and licenses, and $59 million to additions of other intangible assets (September 30, 2023: $407 million of which $333 million related to spectrum and licenses and $75 million to additions of other intangible assets) and received $1 million of proceeds from disposal of intangible assets (September 30, 2023: nil).

Summary of the main spectrum and licenses acquisitions

On February 23, 2024, the Colombia's "Ministerio de Tecnologias de la Informacion y las Comunicaciones" ('MINTIC') granted the right to use a total of 80 MHz in the 3.5 GHz band to the Unión Temporal formed between Colombia Móvil S.A. E.S.P. - Colombia Telecomunicaciones S.A E.S.P. BIC (see note 4). The 50/50 Unión Temporal agreed a total notional consideration of COP 318 billion (equivalent to approximately US$81 million at initial date's exchange rate). This includes coverage and social obligations to provide internet to schools and delivery of satellite earth station filters. The license is valid for 20 years, expiring in 2044. The payment will be spread out in annual installments over the entire term and bear interest at a 24-month consumer price index (CPI) rate.

On February 28, 2024, the local regulator in Paraguay, Conatel, granted the renewal of spectrum in the 700 Mhz band operated by Tigo Paraguay, for a total cash consideration of $8 million and subject to certain social obligations. The license is valid for a period of 5 years, expiring in 2029.

During May 2024, Panama acquired 10 MHz (5Mz x 2) spectrum in the 700 MHz band for approximately $9 million. This spectrum does not have coverage or social obligations attached to it.

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most material movements in debt and financing for the nine-month period ended September 30, 2024 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of occurrence.

Luxembourg

On April 2, 2024, MIC SA completed the issuance of its 7.375% $450 million Senior Notes due 2032 (the “Notes”). Millicom used a portion of the net proceeds from the issuance of the Notes to repay in full certain bank loans with DNB for $200 million, and use the remaining net proceeds for the repayment, redemption, retirement or repurchase of existing indebtedness of Millicom and its subsidiaries and for other general corporate purposes.

During the nine-month period ended September 30, 2024, Millicom repurchased and cancelled some of the 2031 USD 4.5%, the 2029 USD 6.250% and the 2028 USD 5.125% Senior Notes on the open market for a total nominal amount of approximately $17 million, $59 million and $90 million, respectively. The repurchase price discount of approximately $8 million towards the carrying values has been recognized as financial income.

As per amendment No. 2 dated August 22, 2024, the maturity of $565 million of the available $600 million ESG-linked revolving credit facility maturity has been extended by 2 years, now due on October 15, 2027.

Colombia

On February 20, 2024, UNE EPM Telecomunicaciones S.A. ("UNE") executed a COP 85 billion (approximately $21 million) working capital loan with Banco Colombia. The loan has a maturity of 1 year.

On April 25, 2024, UNE issued a COP 160 billion (approximately $40 million) bond consisting of one tranche with a three year maturity. Interest rate is fixed at 17% and payable in Colombian peso. This bond refinanced the Tranche A (for COP 160 billion) of the bond issued in May 2016, repaid in May 2024.

Guatemala

During the nine-month period ended September 30, 2024, Comcel repurchased and cancelled some of the 2032 USD 5.125% Comcel Senior Notes on the open market for a total nominal amount of approximately $88 million. The repurchase price discount of approximately $9 million towards the carrying value has been recognized as financial income.

During the months of April, May and June 2024, Comcel repaid up to $100 million equivalent in local currency from different bank facilities to address maturities and interest charges. In September 2024, Comcel partially repaid up to $52 million of loan facilities equivalent in local currency.

Bolivia

In February 2024, Telefónica Celular de Bolivia S.A. ("Tigo Bolivia") early repaid two local bank loans of BOB 17 million and BOB 23 million (approximately $2 million and $3 million, respectively). In addition, in March 2024, Tigo Bolivia repaid a local bank loan of BOB 136 million (approximately $20 million).

In June 2024, Tigo Bolivia repaid the outstanding 2024 BOB 3.950% Notes (approximately $9 million equivalent in local currency). In August 2024, Tigo Bolivia repaid the outstanding 2024 BOB 4.7% Notes and 2024 BOB 4.6% Notes (approximately $30 million equivalent in local currency).

Panama

During the nine-month period ended September 30, 2024, "Telecomunicaciones Digitales, S.A." repurchased and cancelled some of the 2030 USD 4.500% Senior Notes on the open market for a total amount of approximately $27 million. The repurchase price discount of approximately $3 million with the carrying value has been recognized as a financial income.

Paraguay

During the nine-month period ended September 30, 2024, Telefónica Celular del Paraguay, S.A.E. repurchased and cancelled some of its 2027 USD 5.875% Senior Notes for a total nominal amount of approximately $63 million. The repurchase price discount of approximately $1 million with the carrying value has been recognized as a financial income. Additionally, on September 23, 2024, Telefónica Celular del Paraguay, S.A.E. redeemed $150 million of its 2027 USD 5.875% Senior Notes at PAR.

In June 2024, Telefónica Celular del Paraguay, S.A.E. repaid the outstanding 2024 PYG 8.750% Notes (tranche A) (approximately $15 million equivalent in local currency).

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

11. FINANCIAL OBLIGATIONS (continued)

On July 11, 2024, Telefónica Celular del Paraguay, S.A.E. issued local bonds for a total amount of PYG 370,000 million (approximately $49 million) with a maturity of 8 years and at an interest rate of 8.17%. This issuance is part of the local currency Debt Program registered in 2021 for a total amount equivalent to $150 million.

On September 3, 2024, Telefónica Celular del Paraguay, S.A.E. executed a PYG 150 billion (approximately $20 million) loan with Banco GNB Paraguay, S.A.E.C.A. The loan has a maturity of 5 years.

B. Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at September 30, 2024	As at December 31, 2023
Due within:
One year	243	202
One-two years	443	445
Two-three years	1,065	836
Three-four years	536	1,002
Four-five years	1,094	1,002
After five years	2,791	3,191
Total debt and financing (i)	6,172	6,678

(i) Excluding vendor financing of nill, due within one year (December 31, 2023: $18 million).

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at September 30, 2024 and and December 31, 2023.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at September 30, 2024	As at December 31, 2023	As at September 30, 2024	As at December 31, 2023
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	27	15	—	1
1-3 years	341	322	—	—
3-5 years		169	—	—
Total	368	505	—	1

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023
Interest expense on bonds and bank financing	(345)	(357)	(110)	(121)
Interest expense on leases	(92)	(88)	(31)	(30)
Early redemption charges	—	(1)	—	—
Others	(113)	(84)	(35)	(31)
Total interest and other financial expenses	(550)	(530)	(175)	(182)

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of September 30, 2024, the total amount of claims brought against MIC SA and its subsidiaries is $358 million (December 31, 2023: $328 million). The Group's share of the comparable exposure for its joint venture in Honduras is $8 million (December 31, 2023: $9 million).

As at September 30, 2024, $16 million has been provisioned by its subsidiaries for these risks in the unaudited interim condensed consolidated statement of financial position (December 31, 2023: $14 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2023: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and results of operations.

On February 13, 2024, the New York Supreme Court granted summary judgment in favor of a breach of contract claim filed by Telefónica after Millicom terminated the acquisition of Telefónica’s Costa Rican business in 2020. The Court also ruled in favor of Telefónica’s methodology for calculating prejudgment interest. As of the time of the issuance of this report, the Court has not yet determined the exact amount of damages, and a final judgment has not yet been entered. Millicom disagrees with the decision and continues to believe that it has strong arguments in its favor. Millicom has appealed the ruling and expects a hearing on the appeal to take place during Q4.

Taxation

At September 30, 2024, the tax risks exposure of the Group's subsidiaries is estimated at $268 million, for which provisions of $48 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2023: $279 million of which provisions of $52 million were recorded). The Group's share of comparable tax exposure and provisions in its joint venture amounts to $132 million (December 31, 2023: $118 million) and $8 million (December 31, 2023: $7 million), respectively.

Capital commitments

At September 30, 2024, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $249 million of which $193 million are due within one year (December 31, 2023: $350 million of which $254 million are due within one year). The Group’s share of commitments in the Honduras joint venture is $23 million of which $23 million are due within one year. (December 31, 2023: $18 million and $18 million respectively).

13. FINANCIAL INSTRUMENTS

Put Option - Tigo-UNE

On October 12, 2023, Millicom and its partner, Empresas Públicas de Medellin (EPM), agreed to recapitalize Tigo-UNE, Millicom's 50%-owned operation in Colombia. Each partner contributed COP 300 billion (approximately $74 million at the time of the transaction) to support the continued development of Tigo-UNE's strategy.

With this agreement, both partners retained their current shareholding in Tigo-UNE. Furthermore they agreed to add in the shareholder's agreement an unconditional put option maturing on September 30, 2024, that, if exercised, would allow EPM to sell to Millicom their entire 50% stake in Tigo-UNE for COP 330 billion.

This put option expired as of September 30, 2024 as EPM did not exercise it. Consequently, the corresponding liability amounting to $79 million (after its foreign exchange revaluation) as of September 30, 2024 has been extinguished with its counterpart in the Group's equity.

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at September 30, 2024 and December 31, 2023:

	Carrying value		Fair value (i)
in millions of U.S. dollars	As at September 30, 2024	As at December 31, 2023	As at September 30, 2024	As at December 31, 2023
Financial liabilities
Debt and financing (ii)	6,172	6,678	5,798	6,086

(i)             Fair values are measured with reference to Level 1 (for listed bonds) or 2.

(ii)            Excluding vendor financing of nill as of September 30, 2024 (December 31, 2023: $18 million).

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

13. FINANCIAL INSTRUMENTS (Continued)

Derivative financial instruments

Currency and interest rate swap contracts

MIC SA entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion bond and the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $208 million and $252 million, respectively, using the exchange rate at the time of the issuance of each bond) issued in May 2019 and January 2022 with maturity dates May 2024 and January 2027, respectively. All swap contracts attached to the 2024 SEK 2 billion bond were terminated on May 10, 2023, after the early redemption of the bond and were settled against a cash payment of $26 million.

In January 2023, MIC SA also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by Tigo-UNE with maturity date January 2026. These swaps are accounted for as cash flow hedges as hedging relationships are highly effective.

The fair value of the aforementioned swaps amounts to a liability of $43 million as of September 30, 2024 (December 31, 2023: a liability of $46 million).

The Group's operations in Colombia entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. The fair value of Colombia swaps amounted to an asset of $7 million as of September 30, 2024 (December 31, 2023: an asset of $6 million).

As a result, the net fair value of the derivative financial instruments for the Group, as of September 30, 2024 amounted to a liability of $36 million (December 31, 2023: a liability of $40 million )

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a material fair value at September 30, 2024.

14. TAX

The Millicom Group is within the scope of the OECD Pillar Two Model Rules (also referred to as the “Global Anti-Base Erosion” or “Globe” Rules). The Pillar Two Model Rules were released by the Organization for Economic Co-operation and Development (‘OECD’) in response to agreement reached in October 2021 by more than 130 countries to implement a minimum tax regime for multinationals. Pillar Two legislation was enacted in Luxembourg and has come into effect from January 1, 2024.

Being MICSA resident in Luxembourg and the Ultimate Parent Entity of the Group, the latter is subject to the Pillar Two Model Rules. Besides Luxembourg, the Pillar Two Model Rules have been enacted since January 2024 in the following countries within the scope of Millicom Group: The Netherlands, United Kingdom and Sweden.

The Group has run testing under the OECD Transitional Safe Harbour rules, which are transitional rules mainly based on the Country by Country Report of the Group. As of September 30, 2024, from a material standpoint it results that all jurisdictions within Millicom Group meet at least one of the transitional safe harbour rules, hence are not expected to be subject to top-up taxes.

MICSA is the head of a fiscal unity in Luxembourg, which has tax losses of an amount of approximately $4.6 billion as of December 31, 2023, per the Annual Report. Per Luxembourg tax law, approximately $1.2 billion expire 17 years after generation, approximately $3.4 billion do not expire.

15. RESTRUCTURING COSTS

During the nine-month period ended September 30, 2024, Millicom carried out cost reduction projects, with a focus on efficiency improvements. The Group recorded $93 million of severance costs ($48 million for the three-month period ended September 30, 2024).

On September 19, 2024, Millicom announced that Mauricio Ramos stepped down from his roles as Director and Executive Chairman of the Board. A separation agreement was signed; this agreement provided for the immediate vesting of all unvested share plans, modified on September 30, 2024, to be paid in cash, with nearly the entire amount of the separation agreement paid within September.

In line with IFRS 2, shares acceleration component are treated as an early settlement and recognized immediately as employee-related costs in the Statement of Income and as share-based compensation in the Statement of Changes in Equity. The portion associated with the shares cancellation was reflected in the Statement of Changes in Equity and in the Statement of Cash Flows.

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

16. SUBSEQUENT EVENTS

Debt repayments

On October 16, 2024, a Millicom subsidiary in Nicaragua prepaid the outstanding principal amount of approximately $143 million of the Credit and Guaranty Agreement with Bank of Nova Scotia, originally due in 2027.

On October 28, 2024, Millicom redeemed all of its 2026 USD 6.625% Senior Notes at PAR for a total nominal amount of approximately $148 million.

New bank loan in Paraguay

On October 15, 2024, as part of the USD debt restructuring plan (see note 11), a Millicom subsidiary in Paraguay entered into a new loan of PYG 310,000 million (approximately $40 million) with Banco Itaú. This loan bears fixed interest and will mature in 2029.

Sale of Lati International S.A and other assets to SBA

On October 28, we agreed to sell Lati International, S.A. and other assets encompassing a portfolio of more than 7,000 towers in Central America to SBA Communications Corp. Closing is subject to regulatory approvals and other closing conditions and is expected to occur in mid-2025. We have also entered into other agreements including a 15-year leaseback for the sites, and a new build-to-suit agreement under which SBA will build up to 2,500 additional sites for Millicom in the same markets.

Dividends from Joint Venture (Honduras)

On October 22, 2024, Telefónica Celular, S.A. de C.V. (CELTEL) declared dividends related to the 2023 results for approximately $72 million; out of which $48 million relate to previous advances to the Millicom Group.

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

Appendix

On August 28, 2023, Millicom designated Tigo-UNE, Colombia Móvil S.A. E.S.P., Edatel S.A. E.S.P., Orbitel Servicios Internacionales S.A.S., Cinco Telecom Corp., Inversiones Telco S.A.S. and Emtelco S.A.S. (collectively, the “Colombia Unrestricted Subsidiaries”), which are the entities constituting its Colombian operations as “Unrestricted Subsidiaries” under the 4.500% Notes, the 6.625% Notes, the 5.125% Notes, the 6.250% Notes, the SEK Bond, COP Bond and several of its financing agreements.

The following supplemental consolidating financial information presents selected statement of income and statement of financial position information of Millicom and its Restricted Subsidiaries (as defined under its outstanding credit instruments) separately from such information for Millicom’s Unrestricted Subsidiaries.

Statement of income $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
Nine months ended September 30, 2024
Revenue	4,376	1,053	—	3,324
Equipment, programming and other direct costs	(1,076)	(273)	(3)	(806)
Operating expenses	(1,449)	(376)	3	(1,070)
Depreciation	(696)	(179)	—	(517)
Amortization	(241)	(53)	—	(188)
Share of profit in Honduras joint venture	39	—	—	39
Other operating income (expenses), net	16	17	—	(1)
Operating profit	968	188	1	781
Net financial expenses	(510)	(185)	10	(316)
Other non-operating (expenses) income, net	(26)	(4)	—	(22)
Profit (loss) from other joint ventures and associates, net	—	—	—	—
Profit (loss) before taxes from continuing operations	432	(1)	11	444
Tax expense	(214)	(6)	—	(208)
Profit (loss) from continuing operations	218	(8)	11	236
Profit (loss) from discontinued operations, net of tax	—	—	—	—
Net profit (loss) for the period	217	(8)	11	236

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

Appendix (Continued)

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
September 30, 2024
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	6,820	1,152	—	5,668
Property, plant and equipment, net	2,721	884	—	1,836
Right of use assets, net	885	229	—	656
Investment in Honduras joint venture	610	—	—	610
Contract costs, net	12	—	—	12
Deferred tax assets	140	1	—	139
Other non-current assets	77	29	54	102
TOTAL NON-CURRENT ASSETS	11,272	2,295	54	9,031
CURRENT ASSETS
Inventories	60	8	—	52
Trade receivables, net	408	128	—	280
Contract assets, net	77	7	—	70
Amounts due from non-controlling interests, associates and joint ventures	16	4	—	12
Prepayments and accrued income	216	35	—	181
Current income tax assets	88	66	—	22
Supplier advances for capital expenditure	12	1	—	10
Other current assets	155	43	61	174
Restricted cash	51	1	—	49
Cash and cash equivalents	803	36	—	767
TOTAL CURRENT ASSETS	1,894	330	61	1,625
TOTAL ASSETS	14,067	2,418	115	11,764

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2024

Appendix (Continued)

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
EQUITY
Share capital and premium	1,322	—	—	1,322
Treasury shares	(12)	—	—	(12)
Other reserves	(525)	(373)	—	(153)
Retained profits	2,800	640	113	2,273
Net profit/ (loss) for the period/year attributable to owners of the Company	221	(163)	—	384
Equity attributable to owners of the Company	3,806	105	113	3,814
Non-controlling interests	(79)	(80)	—	1
TOTAL EQUITY	3,727	20	113	3,820
LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	5,886	601	—	5,285
Lease liabilities	891	226	—	665
Derivative financial instruments	43	—	—	43
Amounts due to non-controlling interests, associates and joint ventures	67	54	—	13
Payables and accruals for capital expenditure	89	846	—	(758)
Other non-current liabilities - Total	294	166	—	128
Deferred tax liabilities	142	—	—	142
TOTAL NON-CURRENT LIABILITIES	7,454	1,894	—	5,561
Debt and financing	243	111	—	132
Lease liabilities	189	65	—	124
Payables and accruals for capital expenditure	202	112	—	90
Other trade payables	277	123	—	154
Amounts due to non-controlling interests, associates and joint ventures	102	65	—	36
Accrued interest and other expenses	491	92	—	399
Current income tax liabilities	93	1	—	93
Contract liabilities	127	5	—	122
Provisions and other current liabilities	314	137	2	179
TOTAL CURRENT LIABILITIES	2,038	711	2	1,329
TOTAL LIABILITIES	10,340	2,409	2	7,933

TOTAL EQUITY AND LIABILITIES	14,067	2,625	115	11,557

Item 2

Earnings Release Q3 2024

Luxembourg, November 7, 2024

Millicom (Tigo) Q3 2024 Earnings Release

Highlights*

•	Revenue $1.43 billion up 0.5% - Service Revenue up 1.8% (2.4% organically)

•	Robust commercial activity: 299,000 Postpaid Mobile and 68,000 Home FTTH/HFC net additions

•	Operating profit $300 million, up 43.1%

•	EBITDA $585 million, up 9.8%

•	Net income $51 million ($0.30 per share)

•	Equity free cash flow $271 million, up from $100 million in Q3 2023

•	Leverage 2.59x, down 0.18x from 2.77x at Q2

Financial highlights ($ millions)	Q3 2024	Q3 2023	Change %	Organic % Change	9M 2024	9M 2023	Change %	Organic % Change
Revenue	1,431	1,424	0.5%	1.0%	4,376	4,186	4.5%	2.1%
Operating Profit	300	209	43.1%		968	597	62.1%
Net Profit / (Loss)	51	—	NM		221	(19)	NM
Non-IFRS measures (*)
Service Revenue	1,344	1,320	1.8%	2.4%	4,082	3,875	5.3%	2.8%
EBITDA	585	533	9.8%	10.2%	1,851	1,555	19.0%	16.6%
Capex	166	180	(7.4)%		414	547	(24.4)%
Operating Cash Flow (OCF)	419	353	18.6%	19.3%	1,437	1,008	42.6%	38.7%
Equity free cash flow (EFCF)	271	100	NM		540	(57)	NM

*See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Marcelo Benitez commented:

"Millicom's transformation gained momentum in Q3, with solid equity free cash flow sustained alongside significant customer net additions driven by new commercial initiatives launched in H1. The increase in customer growth during Q3 underscores the resilience of our cash flow generation, enabled by our efficiency programs. As we finalize our 2025 budget, a core focus will be on continued EFCF growth, accelerating service revenue, and advancing strategic milestones—including the completion of our announced initiatives in Costa Rica and Colombia, as well as the tower disposal in Central America.”

2024 Financial Targets

In light of stronger than expected EFCF generation in the first nine months of the year, Millicom now targets EFCF of around $650 million for 2024. This is an increase from the prior target of more than $600 million. The target excludes net proceeds of approximately $41 million from the previously-announced tower sale in Colombia and taxes related to the planned disposal of Lati International S.A. Millicom continues to target leverage to near 2.5x at year-end 2024.

Subsequent Events

On October 16, we prepaid approximately $143 million of a Nicaragua Credit facility originally due in 2027.

On October 18, we announced the redemption of our 2026 Senior Notes. The $147.8 million of outstanding Notes were redeemed in full on October 28.

On October 28, we agreed to sell Lati International, S.A. and other assets encompassing a portfolio of more than 7,000 towers in Central America to SBA Communications Corp. Closing is subject to regulatory approvals and other closing conditions and is expected to occur in mid-2025. We have also entered into other agreements including a 15-year leaseback for the sites, and a new build-to-suit agreement under which SBA will build up to 2,500 additional sites for Millicom in the same markets.

1

Earnings Release Q3 2024

Group Quarterly Financial Review - Q3 2024

Income statement data (IFRS)	Q3 2024	Q3 2023	% change	9M 2024	9M 2023	% change
$ millions (except where noted otherwise)
Revenue	1,431	1,424	0.5%	4,376	4,186	4.5%
Equipment, programming and other direct costs	(341)	(363)	6.1%	(1,076)	(1,115)	3.5%
Operating expenses	(504)	(528)	4.4%	(1,449)	(1,516)	4.4%
Depreciation	(222)	(245)	9.4%	(696)	(726)	4.2%
Amortization	(78)	(92)	15.3%	(241)	(269)	10.3%
Share of profit in Honduras joint venture	14	10	36.7%	39	32	24.1%
Other operating income (expenses), net	—	3	NM	16	7	NM
Operating profit	300	209	43.1%	968	597	62.1%
Net financial expenses	(166)	(176)	5.3%	(510)	(515)	0.9%
Other non-operating income, (expense) net	(10)	3	NM	(26)	30	NM
Gains/(losses) from other JVs and associates, net	—	—	NM	—	(3)	NM
Profit before tax	123	36	NM	432	109	NM
Net tax expense	(66)	(61)	(7.8)%	(214)	(202)	(6.2)%
Non-controlling interests	(6)	20	NM	4	69	(94.5)%
Profit from discontinued operations	—	4	NM	—	4	NM
Net profit/(loss) attributable to company owners	51	—	NM	221	(19)	NM
Weighted average shares outstanding (millions)	171.34	171.61	(0.2)%	171.33	171.27	—%
EPS ($ per share)	0.30	0.00	NM	1.29	(0.11)	NM

In Q3 2024, revenue rose by 0.5% year-over-year, driven by a 1.8% increase in service revenue and a 16.3% drop in equipment revenue. This decline in equipment revenue was primarily due to the ramp-up of large B2B projects in Panama, which generated higher-than-usual equipment sales in Q3 2023. Adjusting for foreign exchange rate fluctuations, service revenue increased 2.4% organically, up slightly from growth of 2.1% in Q2 2024.

Equipment, programming and other direct costs declined 6.1%, due to lower programming costs, having streamlined our linear channel offerings and renegotiated contracts. Operating expenses declined $23 million, or 4.4% year-on-year, due to savings from our efficiency program. Included in operating expenses were $73 million of one-offs mostly related to restructuring and to the Atlas tender offer.

Depreciation declined 9.4% year-on-year to $222 million due to a longer assumed useful life for tower and fiber assets. Amortization declined 15.3% to $78 million, as we stopped amortizing assets held for sale related to the mobile network sharing agreement in Colombia.

Share of profit in our Honduras joint venture increased 36.7% to $14 million, due to improved profitability. As a result of these and other factors, operating profit increased 43.1%, year-on-year to $300 million.

Net financial expenses declined by $9 million year-on-year to $166 million, due to lower indebtedness as a result of debt repurchases. Net financial expenses in Q3 2024 included $4 million in commissions on the purchase of U.S. dollars in Bolivia, which compares to $2 million in Q3 2023.

2

Earnings Release Q3 2024

Other non-operating expenses of $10 million related to foreign exchange losses, mostly in Paraguay where the currency depreciated 3.3% during the quarter.

Net tax expense of $66 million in Q3 2024 increased 7.8% compared to $61 million in Q3 2023 due to increased profitability. Non-controlling interests share of profits was $6 million in Q3 2024, and this compares to a $20 million share of losses in Q3 2023, reflecting improved profitability in our Colombian operation.

As a result of the above items, net profit attributable to owners of the company was $51 million ($0.30 per share), compared to $0 million ($0.00 per share) in Q3 2023. The weighted average number of shares outstanding during the quarter was 171.34 million. As of September 30, 2024, there were 172.10 million shares issued and outstanding, including 0.60 million held as treasury shares.

Cash Flow

Cash flow data* ($ millions)	Q3 2024	Q3 2023	% change	9M 2024	9M 2023	% change
EBITDA from continuing operations	585	533	9.8%	1,851	1,555	19.0%
EBITDA from discontinued operations	—	4	NM	—	4	NM
EBITDA including discontinued operations	585	537	8.9%	1,850	1,559	18.7%
Cash capex (excluding spectrum and licenses)	(125)	(204)	38.6%	(412)	(716)	42.4%
Spectrum paid	(9)	(12)	26.6%	(109)	(113)	3.3%
Changes in working capital	28	18	59.4%	(125)	(144)	13.5%
Other non-cash items	22	15	50.8%	43	41	5.3%
Taxes paid	(54)	(57)	5.8%	(174)	(177)	2.0%
Operating free cash flow	448	297	50.9%	1,074	449	NM
Finance charges paid, net	(118)	(137)	13.6%	(355)	(366)	3.0%
Lease payments, net	(83)	(73)	(13.6)%	(245)	(215)	(13.7)%
Free cash flow	246	87	NM	474	(132)	NM
Repatriation from joint ventures and associates	25	13	85.6%	66	75	(11.5)%
Equity free cash flow	271	100	NM	540	(57)	NM

* See page 10 for a description of non-IFRS measures.

Equity Free Cash Flow (EFCF) in Q3 2024 was $271 million, compared to $100 million Q3 2023. The $171 million improvement in EFCF over the past year is explained primarily by the following items:

Positives:

•	$48 million increase in EBITDA due to service revenue growth and savings from our efficiency initiatives;

•	$78 million reduction in cash capex, reflecting savings from our efficiency initiatives as well as a higher minimum hurdle rate on expansion investments;

•	$19 million reduction in finance charges due to lower debt levels

•	$11 million increase in repatriation from our Honduras joint venture; and,

•	$8 million increase in non-cash share-based compensation (from restructuring) included in EBITDA.

Detractors:

•	$11 million reduction in changes in working capital; and,

•	$10 million increase in lease payments due to the sale-leaseback of our Colombia tower portfolio, new third-party tower leases that replaced prior barter arrangements, and annual lease rate increases.

EFCF in the first nine months of 2024 was $540 million, including approximately $49 million of net proceeds from the sale of towers in Colombia, and approximately $8 million in taxes related to the carve-out of Lati International S.A.

3

Earnings Release Q3 2024

Debt

($ millions)	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
USD Debt	3,733	3,917	3,746	3,859	3,905
Local Currency Debt	2,439	2,474	2,785	2,819	2,817
Gross Debt	6,172	6,391	6,530	6,678	6,721
Derivatives & Vendor Financing	36	51	66	58	53
Less: Cash	803	792	622	780	765
Net Debt*	5,405	5,650	5,975	5,956	6,009
EBITDAaL* (Last 12 Months)	2,084	2,036	1,926	1,812	1,809
Leverage*	2.59x	2.77x	3.10x	3.29x	3.32x

* Net Debt, EBITDAaL and Leverage are non-IFRS measures. See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

During Q3 2024, gross debt declined $219 million to $6,172 million as of September 30, 2024, compared to $6,391 million as of June 30, 2024, as we repurchased approximately $35 million aggregate principal value of bonds1, we partially redeemed $150 million of our Telecel 2027, and we repaid local market debt in some countries, consistent with our deleveraging goals.

As of September 30, 2024, 40% of gross debt was in local currency2, while 82% of our debt was at fixed rates3 with an average maturity of 4.8 years. Approximately 58% of gross debt was held at our operating entities, while the remaining 42% was at the corporate level. The average interest rate on our debt was 6.4%. On our dollar-denominated debt4, the average interest rate was 5.7% with an average maturity of 5.1 years.

Cash was $803 million as of September 30, 2024, up $11 million compared to $792 million as of June 30, 2024, and 82% was held in U.S. dollars. As a result, our net debt was $5,405 million as of September 30, 2024, a reduction of $245 million during the quarter, reflecting the EFCF generation. Leverage (net debt to EBITDAaL) was 2.59x as of September 30, 2024, down from 2.77x as of June 30, 2024, due to the significant increase in EBITDAaL over the last 12 months, as well as the reduced net debt.

In the first nine months of 2024, net debt has declined $551 million, as equity free cash flow of $540 million was used to repurchase or repay debt, consistent with our stated corporate finance priorities and objectives.

1 Including MICSA and Telecel bonds

2 Or swapped for local currency

3 Or swapped for fixed rates

4 Including SEK denominated bonds that have been swapped into US dollars.

4

Earnings Release Q3 2024

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Fixed services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

The macroeconomic environment remained stable during Q3, although the Colombian peso and Paraguayan guarani average foreign exchange rates depreciated 5% and 2%, respectively, during the quarter. In Bolivia, commissions on purchases of U.S. dollars at the official rate continued to increase, reaching as much as 65% during Q3, reflecting the acute shortage of U.S. dollars available at the official rate. Foreign exchange rates and movements are presented on page 14.

Key Performance Indicators

Key Performance Indicators* (‘000)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q3 2024 vs Q3 2023
Mobile customers	41,111	40,641	40,681	40,665	40,767	0.8%
Of which postpaid subscribers	7,820	7,521	7,344	7,130	6,938	12.7%
Mobile ARPU ($)	6.3	6.4	6.3	6.2	6.1	3.5%
Homes passed	13,498	13,453	13,400	13,348	13,249	1.9%
Of which HFC/FTTH	13,276	13,229	13,169	13,112	13,005	2.1%
Customer relationships	4,433	4,383	4,392	4,435	4,554	(2.6)%
Of which HFC/FTTH	3,934	3,866	3,855	3,868	3,947	(0.3)%
HFC/FTTH revenue generating units	8,169	8,153	8,165	8,191	8,360	(2.3)%
Of which Broadband Internet	3,706	3,626	3,602	3,602	3,663	1.2%
Home ARPU ($)	27.1	28.1	28.3	28.1	27.6	(1.5)%

* KPIs exclude our joint venture in Honduras, which is not consolidated in the Group figures.

Our mobile customer base increased by 470,000 during Q3, marking our strongest third quarter net additions since 2021. We ended the quarter with 41.1 million mobile customers, up 0.8% year-on-year. Postpaid performed exceptionally well, with net additions of 299,000. Mobile ARPU increased 3.5% year-on-year (3.9% organically), with a majority of countries experiencing positive ARPU growth in local currency terms.

At the end of Q3 2024, our fixed networks passed 13.5 million homes, an increase of 44,000 during the quarter. HFC and FTTH customer relationships increased 68,000 in Q3, marking our strongest quarter since the pandemic and reflecting the effect of network investment and commercial initiatives implemented in H1 2024 that have improved customer experience and reduced churn.

5

Earnings Release Q3 2024

Financial indicators

In Q3 2024, revenue increased 0.5% year-on-year to $1,431 million, while service revenue increased 1.8% to $1,344 million. Excluding currency movements, organic service revenue growth was up 2.4% year-on-year, with Mobile up 4.2%, fueled by ARPU growth, while Fixed and other services declined 1.5%. The performance in Fixed reflects a single-digit decline in Home, partially offset by single-digit growth in B2B during the quarter.

EBITDA was $585 million, up 9.8% year-on-year. Excluding the impact of foreign exchange, EBITDA increased 10.2% organically year-on-year. Included in EBITDA were $73 million of restructuring and other one-off charges, which compares to $33 million of one-off charges in Q3 2023.

Capex was $166 million in the quarter, down 7.4% year-on-year, reflecting both efficiencies and the optimization of capital investment in all our operations.

Operating Cash Flow (OCF) increased 18.6% year-on-year to $419 million in Q3 2024 from $353 million in Q3 2023.

Financial Highlights*	Q3 2024	Q3 2023	% change	Organic % change	9M 2024	9M 2023	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,431	1,424	0.5%	1.0%	4,376	4,186	4.5%	2.1%
Service revenue	1,344	1,320	1.8%	2.4%	4,082	3,875	5.3%	2.8%
Mobile	788	759	3.7%		2,367	2,219	6.7%
Fixed and other services	533	545	(2.2)%		1,652	1,608	2.8%
Other	24	16	47.4%		63	49	28.7%
Equipment Revenue	87	104	(16.3)%		294	310	(5.3)%
EBITDA	585	533	9.8%	10.2%	1,851	1,555	19.0%	16.6%
EBITDA margin	40.9%	37.4%	3.5 pt		42.3%	37.1%	5.2 pt
Capex	166	180	(7.4)%		414	547	(24.4)%
OCF	419	353	18.6%	19.3%	1,437	1,008	42.6%	38.7%

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Country performance

Commentary in this section refers to performance measured in local currency terms, unless specified otherwise.

•	Guatemala service revenue of $350 million represented year-on-year growth of 4.0%, an acceleration from 3.0% in Q2 driven by Mobile ARPU. EBITDA increased 8.7% year-on-year to $220 million, reflecting both the service revenue growth and cost savings, partially offset by $4 million in one-offs related mostly to an adverse ruling on withholding taxes from prior periods.

•	Colombia service revenue of $331 million grew 1.6% year-on-year, an improvement from flat in Q2 2024 fueled by high-single digit growth in Mobile and mid-single-digit growth in B2B. Our Home business sustained a double-digit decline in service revenue but showed signs of recovery, with strong HFC/FTTH customer net additions of 40,000. EBITDA increased 18.8% year-on-year to $133 million, and the EBITDA margin was 39.0%, mostly reflecting cost savings.

•	Panama service revenue was $170 million, up 5.8% year-on-year due to strong growth in our Mobile and B2B businesses. EBITDA grew 10.1% year-on-year, reflecting both the service revenue growth and cost savings.

•	Bolivia service revenue increased 1.1%, with positive growth in Mobile and B2B offset by a low-single-digit decline in Home. EBITDA increased 15.9% to $66 million, due to savings from our efficiency programs.

•	Paraguay service revenue of $133 million increased 1.1% year-on-year, with positive growth in B2B and Home, offset by a low-single-digit decline in Mobile. EBITDA grew 8.3% to $65 million in Q3 2024, and the EBITDA margin was 47.6%.

•	Service revenue in our Other markets[5] was 0.8% in U.S. dollar terms, with growth in Mobile offset by a decline in Home. EBITDA increased 11.7% in U.S. dollar terms driven mostly by savings from our efficiency program.

•	Service revenue in our Honduras joint venture (not consolidated) grew 2.1% to $145 million, while EBITDA rose 14.3% to $79 million.

5 Comprised of El Salvador, Nicaragua and Costa Rica

6

Earnings Release Q3 2024

ESG highlights – Q3 2024

Environment

As part of our commitment to environmental stewardship, Millicom submitted on September 27th the disclosure to the Carbon Disclosure Project (CDP). This submission provides comprehensive information about our environmental impact, climate-related risks and opportunities, and strategies for addressing climate change. Our CDP disclosure aligns with our efforts to enhance sustainability reporting and complements our financial performance.

Social

In Q3 2024, we continued implementing our digital inclusion and education programs. During the quarter, we trained 66,443 women under our Conectadas program, which aims to breach the digital gender gap in our region. This brings to 117,529 the number of women trained year-to-date, already surpassing the full year target of 100,000.

We also trained 8,679 teachers, mentors, and educators as part of our Maestr@s Conectad@s program, supporting the education community in acquiring digital skills. Year-to-date, we have trained 15,299, and we expect to train many more with our annual Regional Congresses to be held in Q4.

These flagship programs are available in all nine countries where Millicom operates. In addition to the digital platform at educacioncontigo.com, our operations run in-person events, such as a Conéctate Segur@ Program focused on digital inclusion in Nicaragua, a Conectadas Program in Bolivia aimed at elevating women entrepreneurs, and many more.

Governance

On September 19, 2024, Mauricio Ramos stepped down as Chair of the Board and Maxime Lombardini assumed the role of Non-Executive Interim Chair. As a result, the number of members of the Board was reduced from nine to eight. Additionally, Thomas Reynaud and Aude Durand stepped down from their roles as members of the Millicom Board, while Jules Niel and Pierre-Emmanuel Durand were appointed as interim members of the Board on September 24, 2024, until the next annual general meeting of shareholders.

Compliance

During Q3 2024, we deployed our flagship annual Code of Conduct and Data Privacy training, distributed to all employees and contracted staff in the company. To date, 99.6% of our employees have completed the training. During the same period, we updated our Conflicts of Interest Policy and issued accompanying communications.

7

Earnings Release Q3 2024

Video conference details

A video conference to discuss these results will take place on November 7 at 15:00 (Luxembourg/Stockholm) / 14:00 (London) / 09:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 864-7447-9329. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Financial calendar

2024-2025

Date	Event
February 27, 2025	Q4 2024 results
April 29, 2025	Deadline to propose additional items to the AGM agenda
May 8, 2025	Q1 2025 results
May 21, 2025	AGM
August 7, 2025	Q2 2025 results
November 6, 2025	Q3 2025 results

For further information, please contact

Press:	Investors:
Sofia Corral, Communications Director	Michel Morin, VP Investor Relations
press@millicom.com	investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on November 7, 2024.

8

Earnings Release Q3 2024

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruptions due to health crises, including pandemics, epidemics, or other public health emergencies; geopolitical events, armed conflict, and acts by terrorists;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

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Earnings Release Q3 2024

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Compensation and Talent Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA after lease interest expense and depreciation charge.

EBITDA Margin represents EBITDA in relation to revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Leverage is the ratio of net debt over LTM (Last twelve month) EBITDAaL, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers as (x) the total Home revenue (excluding equipment sales and TV advertising) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

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Earnings Release Q3 2024

Please refer to our 2023 Annual Report for a list and description of non-IFRS measures.

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	Q3 2024	Q3 2024	Q3 2024	Q3 2024
A- Current period	1,431	1,344	585	419
B- Prior year period	1,424	1,320	533	353
C- Reported growth (A/B)	0.5%	1.8%	9.8%	18.6%
D- FX and other*	(0.5)%	(0.6)%	(0.3)%	(0.7)%
E- Organic Growth (C-D)	1.0%	2.4%	10.2%	19.3%

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	9M 2024	9M 2024	9M 2024	9M 2024
A- Current period	4,376	4,082	1,851	1,437
B- Prior year period	4,186	3,875	1,555	1,008
C- Reported growth (A/B)	4.5%	5.3%	19.0%	42.6%
D- FX and other*	2.5%	2.6%	2.4%	3.9%
E- Organic Growth (C-D)	2.1%	2.8%	16.6%	38.7%

*Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

EBITDA and EBITDAaL reconciliations

($ millions)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Profit before tax	123	156	153	66	36
Gains/(losses) from other JVs and associates, net	—	—	—	—	—
Other non-operating income, (expense) net	10	9	7	(6)	(3)
Net financial expenses	166	180	164	169	176
Other operating income (expenses), net	0	(4)	(13)	(4)	(3)
Share of profit in Honduras joint venture	(14)	(12)	(13)	(11)	(10)
Amortization	78	77	87	91	92
Depreciation	222	228	247	251	245
EBITDA	585	634	632	557	533
Depreciation of right-of-use assets	(51)	(52)	(51)	(48)	(47)
Interest expense on leases	(31)	(31)	(30)	(29)	(30)
EBITDAaL	504	550	551	479	456

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Earnings Release Q3 2024

EBITDA margin

($ millions)	Q3 2024	Q3 2023	9M 2024	9M 2023
EBITDA	585	533	1,851	1,555
Revenue	1,431	1,424	4,376	4,186
EBITDA margin in % (EBITDA / Revenue)	40.9%	37.4%	42.3%	37.1%

One-off Summary - Items above EBITDA

2024	Q3 2024		9M 2024		Comment (Q3 2024)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Bolivia	—	(3)	—	(5)	Restructuring
Colombia	—	(5)	—	(26)	Restructuring
Guatemala	—	(4)	—	(10)	Adverse tax ruling and Restructuring
Corporate & Others*	—	(61)	—	(85)	Restructuring and M&A costs
Group Total	—	(73)	—	(125)
Honduras (JV)	—	(1)	—	(3)	Restructuring

2023	Q3 2023		9M 2023		Comment (Q3 2023)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Bolivia	—	—	—	2
Colombia	—	(11)	—	(28)	Legal rulings
Panama	—	—	—	(1)
Paraguay	—	(2)	—	(5)	Everest restructuring
Corporate & Others*	—	(20)	—	(29)	Everest restructuring
Group Total	—	(33)	—	(63)
Honduras (JV)	—	—	—	(2)

* Includes smaller restructuring-related items from various countries

ARPU reconciliations

Mobile ARPU Reconciliation	Q3 2024	Q3 2023	9M 2024	9M 2023
Mobile service revenue ($m)	788	759	2,367	2,219
Mobile service revenue ($m) from non-Tigo customers ($m) *	(12)	(13)	(39)	(37)
Mobile service revenue ($m) from Tigo customers (A)	775	746	2,327	2,181
Mobile customers - end of period (000)	41,111	40,767	41,111	40,767
Mobile customers - average (000) (B) **	40,876	40,684	40,774	40,627
Mobile ARPU (USD/Month) (A/B/number of months)	6.3	6.1	6.3	6.0

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

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Earnings Release Q3 2024
Home ARPU Reconciliation	Q3 2024	Q3 2023	9M 2024	9M 2023
Home service revenue ($m)	365	387	1,123	1,152
Home service revenue ($m) from non-Tigo customers ($m) *	(6)	(6)	(20)	(21)
Home service revenue ($m) from Tigo customers (A)	359	381	1,104	1,131
Customer Relationships - end of period (000) **	4,433	4,554	4,433	4,554
Customer Relationships - average (000) (B) ***	4,408	4,607	4,411	4,700
Home ARPU (USD/Month) (A/B/number of months)	27.1	27.6	27.8	26.7

Beginning in Q1 2023 the calculation of Home ARPU now includes equipment rental.

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

EBITDA- Capex) Reconciliation

Group OCF	Q3 2024	Q3 2023	9M 2024	9M 2023
EBITDA	585	533	1,851	1,555
(-)Capex (Ex. Spectrum)	166	180	414	547
OCF	419	353	1,437	1,008

Capex Reconciliation

Capex Reconciliation	Q3 2024	Q3 2023	9M 2024	9M 2023
Additions to property, plant and equipment	152	157	355	472
Additions to licenses and other intangibles	34	39	173	407
Of which spectrum and license	20	16	114	333
Capex additions	187	196	527	880
Of which capital expenditures related to headquarters	(3)	2	(13)	7
Change in advances to suppliers	(4)	9	(9)	1
Change in accruals and payables for property, plant and equipment	(48)	11	4	(51)
Cash Capex	134	216	522	829
Of which spectrum and license	9	12	109	113

13

Earnings Release Q3 2024

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q3 2024	Q3 2023	9M 2024	9M 2023
Net cash provided by operating activities	433	347	1,149	826
Purchase of property, plant and equipment	(120)	(170)	(372)	(599)
Proceeds from sale of property, plant and equipment	14	3	54	11
Purchase of intangible assets and licenses	(21)	(36)	(95)	(128)
Purchase of spectrum and licenses	(9)	(12)	(109)	(113)
Proceeds from sale of intangible assets	1	—	1	—
Finance charges paid, net	149	165	446	453
Operating free cash flow	448	297	1,074	449
Interest (paid), net	(149)	(165)	(446)	(453)
Lease Principal Repayments	(53)	(45)	(154)	(129)
Free cash flow	246	87	474	(132)
Repatriation from joint ventures and associates	25	13	66	75
Equity free cash flow	271	100	540	(57)

* Equity free cash flow does not include Cash Flow from Financing Activities, such as the issuance or repurchase of shares.

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Earnings Release Q3 2024

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q3 24	Q2 24	QoQ	Q3 23	YoY	Q3 24	Q2 24	QoQ	Q3 23	YoY
Bolivia	BOB	6.91	6.91	—%	6.91	—%	6.91	6.91	—%	6.91	—%
Colombia	COP	4,140	3,935	(5.0)%	4,063	(1.9)%	4,164	4,148	(0.4)%	4,054	(2.7)%
Costa Rica	CRC	526	518	(1.4)%	545	3.7%	523	530	1.4%	542	3.7%
Guatemala	GTQ	7.74	7.77	0.4%	7.86	1.5%	7.72	7.77	0.6%	7.86	1.7%
Honduras	HNL	24.83	24.76	(0.3)%	24.67	(0.7)%	24.90	24.81	(0.4)%	24.70	(0.8)%
Nicaragua	NIO	36.62	36.62	—%	36.49	(0.4)%	36.62	36.62	—%	36.53	(0.3)%
Paraguay	PYG	7,651	7,492	(2.1)%	7,283	(4.8)%	7,799	7,540	(3.3)%	7,296	(6.5)%

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: November 7, 2024